December 22, 2025

Brian Higgins
Senior Vice President
Oracle Corporation
2300 Oracle Way
Austin, TX 78741

       Re: Oracle Corporation
           Form 10-K for the Fiscal Year ended May 31, 2025
           File No. 001-35992
           Response dated October 7, 2025
Dear Brian Higgins:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology